March 19, 2025

VIA EDGAR

Brian Soares and Dan Duchovny, Special Counsels
Division of Corporation Finance, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission (the “SEC”)
100 F Street, N.E.
Washington, D.C.  20549

Re:	Ingevity Corporation
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on March 10, 2025
File No. 001-37586

Dear Mr. Soares and Mr. Duchovny:

         On behalf of our client, Ingevity Corporation (“Ingevity” or the “Company”), we hereby acknowledge receipt of the comment letter, dated March 17, 2025 (the “Comment Letter”), from the staff (the “Staff”) of the SEC concerning the above captioned Preliminary Proxy Statement (the “Preliminary Proxy Statement”). In connection with the Company’s response to the Comment Letter, the Company is filing a revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”), which will include changes in response to the Staff’s comments. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s response. Page number references in the responses below are to the page numbers of the Preliminary Proxy Statement filed on EDGAR.

U.S. Securities and Exchange Commission
March 19, 2025

PREC14A filed March 10, 2025

General

1.	Please mark the proxy statement as “preliminary.” See Rule 14a-6(e)(1).

Response: The Company respectfully acknowledges the Staff’s comment and has marked the cover page as preliminary and subject to completion in the Revised Preliminary Proxy Statement.

Background to the Solicitation, page 14

2.
We note your statement at the bottom of page 16 that “[o]n March [7], 2025, the Company filed its preliminary proxy statement with the SEC.” Please update this statement to reflect your preliminary proxy statement’s filing date of March 10.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the statement at the bottom of page 16 to: “On March 10, 2025, the Company filed its preliminary proxy statement with the SEC.”

3.
We note the following statements on page 16: “On March 6, 2025, Vision One filed an amended version of its presentation with certain corrections and additional soliciting material. Later that same day, the Company issued a press release and stockholder letter in addition to a letter to the Company’s employees in response to Vision One’s presentation...” We note that there are no filings from the Company with a filing date of March 6, 2025 on EDGAR, nor does there appear to be any press release with such date on your website. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the statements on page 16 accordingly to state clearly that the Company issued a press release, stockholder letter and letter to employees on February 25, 2025, each of which was included in Ingevity’s Definitive Additional Materials filing on Schedule 14A that was made with the SEC on February 25, 2025.

Proposal 1: Election of Directors, page 17

4.
We note the following disclosure on page 18 of your filing: “As a result of Vision One’s intent to nominate four persons for election as directors at the Annual Meeting in opposition to the nominees recommended by our Board, and, assuming such nominees are in fact properly proposed for election at the Annual Meeting...” (emphases added). This statement appears inconsistent with disclosure elsewhere throughout your filing, such as on page 3 that “the Company’s proxy card is required to list the Vision One nominees in addition to the Board’s nominees,” and on page 100 that “Ingevity is required to include all nominees for election on its universal proxy card...” To the extent you have concluded that Vision One has met the applicable requirements of Rule 14a-19 and your governing documents, please explain to us, with a view towards revised disclosure, the basis for the language on page 18 cited above.

U.S. Securities and Exchange Commission
March 19, 2025

Response: The Company respectfully acknowledges the Staff’s comment and has revised the statements in the Revised Preliminary Proxy Statement to clarify that Vision One has in fact nominated two persons for election as directors at Ingevity’s annual meeting of stockholders. Vision One submitted a notice of nomination for four persons on January 21, 2025 consistent with the Company’s bylaws and Rule 14a-19, and Vision One filed a preliminary proxy statement on Schedule 14A on March 14, 2025 announcing that they had revised their slate to two persons. The Company has also revised the statements on page 18 about the applicable voting standard to explain that, pursuant to the Company’s bylaws, because such nominees have not been withdrawn at least fourteen (14) days in advance of the anticipated filing of Ingevity’s definitive proxy statement, the election of directors will be done on a plurality basis.

5.
Refer to the penultimate paragraph on page 18 and the statement that “[i]n the event that any of the nominees for election change, you can still sign and date a later submitted WHITE proxy card.” Please revise to clarify whether this statement also applies if Vision One withdraws its nominees or abandons its solicitation after stockholders have already voted.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the statements on page 18 to state clearly that, in the event that Vision One withdraws its nominees, abandons its solicitation or fails to comply with the universal proxy rules after stockholders have already voted, stockholders can still sign and date a later submitted WHITE proxy card and any votes cast in favor of Vision One’s nominees will be disregarded and will not be counted.

Ownership of Equity Securities, page 98

6.
Please revise the table on page 99 to include beneficial ownership information for each of the named executive officers identified in your summary compensation table on page 68. Refer to Item 403(b) and Item 402(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 99 accordingly to reflect each of the named executive officers identified in the summary compensation table on page 68.

Questions and Answers About the Annual Meeting, Proxy Solicitation, and Voting Information, page 100

7.
Refer to the question captioned “What is an undervote and overvote and how does each impact the universal proxy card?” Please revise the answer to this question to address how undervotes and overvotes affect the universal proxy card or revise the question prompt.

Response: The Company respectfully acknowledges the Staff’s comment and has elected to remove the question and its answer in its entirety because it is duplicative of the question captioned “What if I give voting instructions for fewer than nine candidates or more than nine candidates” on page 105, which addresses how undervotes and overvotes will be treated.

*             *          *

U.S. Securities and Exchange Commission
March 19, 2025

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions regarding the foregoing, or wish to discuss this matter, please do not hesitate to contact any of us. Gregory E. Ostling can be reached at (212) 403-1364 or GEOstling@WLRK.com and Elina Tetelbaum can be reached at (212) 403-1061 or ETetelbaum@wlrk.com.

Very truly yours,

/s/ Gregory E. Ostling	/s/ Elina Tetelbaum

Gregory E. Ostling	Elina Tetelbaum

cc:          Ryan C. Fisher, Senior Vice President, General Counsel and Corporate Secretary, Ingevity Corporation